Exhibit 99.6

ZenaTech Unveils New Quantum Computing Division to Accelerate Advanced Drone and Defense Capabilities

Vancouver, British Columbia, (August 19, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces the formation of its new Quantum Computing Division. The new division will focus on development of R&D initiatives that harness the next generation of computing power to solve very complex challenges in modern defense and autonomous drone systems that can utilize ZenaDrone’s drone solutions.

The US Department of Defense, along with other federal agencies, has called for advancements in quantum-resistant communications, post-quantum cybersecurity, and quantum sensing for drone navigation in GPS-denied environments to ensure US defence and aerospace superiority. In line with these priorities, ZenaTech’s Quantum Computing Division will focus on the development of both hardware and software quantum innovations for use cases such as encryption and secure communications for mission-critical operations, enhanced navigation without GPS, and AI drone fleet optimization for a variety of ISR (Inspection, Surveillance and Reconnaissance) defense applications.

“We believe quantum computing will be a defining force in the next era of defense and aerospace innovation,” said Shaun Passley, Ph.D., ZenaTech CEO. “Establishing a Quantum Computing Division is a strategic investment in our future. By advancing cybersecurity, secure communications, next-generation navigation, and massive-scale data processing, we are preparing our drone platforms for the challenges of tomorrow and contributing to America’s global defense leadership.”

The current 12-person quantum team will grow to 20 by year-end consisting of a multidisciplinary team of AI and machine learning experts, quantum hardware researchers, computational scientists, and professionals in physics, computer science, engineering, and systems design.

ZenaTech’s Quantum Computing Division will also further two existing Quantum R&D projects. The Sky Traffic project is focused on the use of AI-enabled drones and quantum computing to optimize traffic flows and support public safety for government applications. The Clear Sky project is focused on leveraging AI drone swarms and quantum computing to improve localized weather forecasts and extreme weather predictions, helping save lives and reduce economic losses.

The ZenaDrone 1000 is a medium-sized VTOL platform drone capable of carrying up to 40 kg, featuring AI-enabled autonomy, secure communications via DroneNet, and rugged construction. Designed for BVLOS (Beyond Visual Line of Sight) operations, it supports specialized cargo delivery, inspections, precision agriculture, and defense applications including ISR missions. The company has previously completed paid trials with the US Air Force and Navy Reserve and is developing a gas-powered variant for extended flight missions and border patrol.

Quantum computing is an emergent field of cutting-edge computer science, harnessing the unique qualities of quantum mechanics to solve problems beyond the capabilities of even the most powerful classical computers, processing massively complex mathematical problems and data at orders of magnitude faster speeds. Quantum computers can analyze vast and complex drone data more quickly and accurately, improving weather predictions and enhancing the ability to forecast extreme events.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.